Exhibit 8.1

List of Subsidiaries of DigiAsia Corp.

Name of Subsidiary	Jurisdiction of Organization
DigiAsia Inc.	Delaware
DigiAsia Bios Pte. Ltd.	Singapore
PT Digi Asia Bios	Indonesia
Migrant Lifeline Technologies Private Limited	Indonesia
PT Solusi Pasti Indonesia	Indonesia
PT Tri Digi Fin	Indonesia
PT Digital Distribusi Logistik Nusantara	Indonesia
Digi Tech Limited	Dubai